EXHIBIT 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

20 July 2022

The Manager
ASX Market Announcements
ASX
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

James Hardie will conduct a management briefing on its First Quarter FY2023 results on Tuesday 16 August 2022.

A teleconference and webcast will be available for analysts, investors and media, as below:

Time:                     Sydney, Australia: 8:30am AEST, Tuesday 16 August
New York, USA: 6:30pm EDT, Monday 15 August
Teleconference Registration:        https://s1.c-conf.com/diamondpass/10023353-dgs7df.html
Webcast URL:                https://edge.media-server.com/mmc/p/b228cboo

Once registered, participants will receive a calendar invitation with global dial-in numbers and a unique PIN which will be required to join the call.

Yours faithfully,
James Brennan-Chong
Director of Investor Relations & Market Intelligence

This announcement has been authorised for release by the Chief Financial Officer, Mr Jason Miele.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Executive Chairman, USA), Persio Lisboa (USA), Anne Lloyd (USA),
Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK).
Interim Chief Executive Officer and Director: Harold Wiens (USA)
Company number: 485719
ARBN: 097 829 895